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FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of January 2004

001-14832
 (Commission File Number)

CELESTICA INC. (Translation of registrant's name into English)

1150 Eglinton Avenue East
Toronto, Ontario
Canada, M3C 1H7
(416) 448-5800
(Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒                        Form 40-F ☐

        Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

        Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

        Indicate by check mark whether by furnishing the information contained in this Form, is the registrant also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes
☐                        No ☒

        If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Celestica Inc.
Form 6-K
Month of January 2004

Filed with this Form 6-K are the following:

  •
  Press Release, dated January 28, 2004, the text of which is attached hereto as Exhibit 99.1 and is incorporated herein by reference, including Celestica Inc.'s fourth quarter 2003 consolidated financial information

  •
  Supplemental Information, the text of which is attached hereto as Exhibit 99.2 and is incorporated herein by reference

  •
  Press Release, dated January 28, 2004, the text of which is attached hereto as Exhibit 99.3 and is incorporated herein by reference, announcing Mr. Polistuk's decision to retire as chairman and CEO

Exhibits

99.1 — Press Release, dated January 28, 2004

99.2 — Supplemental Information

99.3 — Press Release, dated January 28, 2004

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CELESTICA INC. INC.
Date: January 28, 2004	By:	/s/ ELIZABETH L. DELBIANCO Elizabeth L. DelBianco Chief Legal Officer

EXHIBIT INDEX

99.1 — Press Release, dated January 28, 2004

99.2 — Supplemental Information

99.3 — Press Release, dated January 28, 2004

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Celestica Inc. Form 6-K Month of January 2004
SIGNATURES
EXHIBIT INDEX